October 13, 2009

Mr. Mark C. Shannon
Mr. James Giugliano
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
USA

Re:	CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2008
Filed May 8, 2009
Comment Letter dated September 1, 2009
File No. 001-14966

Dear Messrs. Shannon and Giugliano:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated September 1, 2009 with respect to the Form 20-F for the fiscal year ended December 31, 2008 of CNOOC Limited (the “Company”), which was filed on May 8, 2009 (the “2008 20-F”). The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-14

1.
We note your use of enhanced recovery techniques, including water injection. Please expand your disclosure to identify the various types of enhanced recovery techniques utilized and elaborate upon the extent to which they are used. For each technique used, please expand your disclosure within the summary of significant accounting policies to detail the types of costs incurred and how you account for the costs associated with the enhanced recovery programs at each stage of an enhanced recovery project’s development. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The Company respectfully notes that the enhanced recovery techniques adopted by the Company include the drilling of infill wells to implement gas, water and

No. 25 Chaoyangmenbei Dajie, Dongcheng District Beijing 100010, China (P.O. Box 4705, Beijing)

Mr. Mark C. Shannon
Mr. James Giugliano

polymers injection techniques. The techniques are generally used in the Company’s oil and gas fields.

The costs incurred to install the enhanced recovery facilities are capitalized in the Company’s oil and gas properties together with its development costs. The other costs, including the materials injected into the reservoir, are expensed as incurred.

In order to further clarify the relevant accounting treatment, the Company will make additional disclosures (in italic) in future filings regarding the accounting for the enhanced recovery techniques in both the “Summary of Significant Accounting Policies” section and “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Oil and Gas Properties” section (in italic) as follows:

Summary of Significant Accounting Policies– Oil and Gas Properties

“For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgment. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.”

Item 5 Operating and Financial Review and Prospects –Critical Accounting Policies – Oil and Gas Properties

First paragraph “......Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development expenditure on construction, installation or completion of infrastructure facilities such as platforms pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs. The costs incurred to install enhanced recovery facilities are capitalized together with the development costs of the relevant oil and gas properties…”

Mr. Mark C. Shannon
Mr. James Giugliano

Summary of Significant Accounting Policies – PP&E-Oil and Gas Properties page F-17

2.
We note you impair oil and gas property costs based on exploratory experience and management judgment. Please expand your disclosure to address how your exploratory experience and management judgment is applied to the impairment assessment guidance of paragraph 20 of IFRS 6 and the measurement guidance of paragraphs 18 through 23 of IAS36. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The Company respectfully notes that, when applying exploratory experience and management judgment to an impairment assessment for exploration and evaluation assets, one or more of the following factors form part of the key management judgment which indicate that the Company should test capitalized unproved oil and gas properties for impairment:
a)	a dry hole had been drilled on the property and the Company has no firm plan to continue the drilling activities;
b)	drilling activities have not commenced on a property or on nearby properties when the lease of the property is close to expiration;
c)	the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; or
d)	the lease term has expired and is not expected to be renewed.

The measurement guidance under paragraphs 18 through 23 of IAS 36 has been addressed in the accounting policy on impairment disclosed under “Impairment of non-financial assets other than goodwill” on page F-16.

In order to further clarify how the exploration experience and management judgment is applied to the impairment assessment, the Company respectfully submits that additional disclosures in future filings will be made in Item 5. Operating and Financial Review and Prospects, Critical Accounting Policies “Oil and Gas Properties” section (in italic) instead of the Summary of Significant Accounting Policies section as follows:

Operating and Financial Review and Prospects, Critical Accounting Policies “Oil and Gas Properties”

“For oil and gas properties, the successful efforts method of accounting is adopted. As a result, we capitalized initial acquisition costs of oil and gas properties. Impairment of initial acquisition cost is recognized based on exploration experience and management judgment which includes, but is not limit to, that any dry hole has been drilled on the property; that any drilling activity has

Mr. Mark C. Shannon
Mr. James Giugliano

commenced on the property or on nearby properties and is still under way or firmly planned or determined; that the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and that the period during which we have the right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed; Upon discovery of commercial reserves…”

Income Tax. page F-22

3.
We note you disclose that you do not recognize deferred tax liabilities for taxable temporary differences where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Please expand your disclosure to address the types of transactions common to your business within this category. In your response to this comment, please provide us with a sample of your proposed expanded disclosure. In addition, please also tell us if you consider any subsequent deferred tax consequences that may arise from depreciation and amortization differences where at the time of the transaction, the initial recognition of assets and liabilities did not affect profit or loss.

The Company respectfully notes that the type of transactions common in the Company’s business which qualifies under the initial recognition exemption as prescribed by IAS 12 paragraphs 15 and 24 mainly represents the acquisition of oil and gas properties which are not considered a business combination under IFRS 3 because the definition of a “business” under the relevant standard is not met. As such, the acquisition is accounted for as an asset acquisition. A typical example would be the acquisition of an asset, like an exploration license or concession where no previous activity has taken place, whereby the consideration paid is higher than its tax base. In addition, the Company does not recognize subsequent changes in the unrecognized deferred tax liability or asset at inception as the asset is depreciated where at the time of the transaction, the initial recognition of assets and liabilities did not affect profit or loss.

In order to further clarify the application of initial recognition exemption on deferred tax, the Company respectfully submits that it would make additional disclosure in future filings in “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax section instead of the “Summary of Accounting Policies” section as it is difficult to describe all the possible transactions in the accounting policies section.

Mr. Mark C. Shannon
Mr. James Giugliano

The suggested changes in Item 5 are highlighted (in italic) as follows:

Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in a joint venture, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

A typical example of transactions that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss is the acquisition of an asset, like an exploration licence or concession where no previous activity has taken place, whereby the consideration paid is higher than its tax base. The facts and circumstances of each transaction need to be considered in order to determine whether the definition of “business” under the relevant accounting standard has been met.

Revenue Recognition – Oil and Gas Sales, page F-24

4.
We note your oil and gas sales are presented net of royalties and the government share oil that you lift and sell on behalf of the government. Please expand your disclosure to address the factors you considered in determining to classify these amounts net as a royalty instead of gross as a production tax. Please also disclose whether the royalty recipient has any rights to the underlying reserves. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The Company respectfully notes that it has adopted the policy of recognizing oil and gas sales net of royalties and government share oil when the government or

Mr. Mark C. Shannon
Mr. James Giugliano

royalty holders have the legal rights to the underlying reserves. By selling the portion of the oil and gas on behalf of the government or royalty holders, the Company is acting as an agent for those parties. In order to further clarify the accounting policy on oil and gas sales, the Company respectfully submits that it will make additional disclosure in future filings in “Item 5 Operating and Financial Review and Prospects – Critical Accounting Policies – Recognition of Revenue from Oil and Gas Sales and Marketing” section instead of the “Summary of Accounting Policies” section as it believes the reasons for its adopted accounting policies would be better disclosed in Item 5.

The proposed changes to the “Operating and Financial Review and Prospects, Critical Accounting Policies –Recognition of Revenue from Oil and Gas Sales and Marketing” section are highlighted in italic as follows:

Recognition of Revenue from Oil and Gas Sales and Marketing

We recognized revenue when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably. For oil and gas sales, our revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and any government share oil that is lifted and sold on behalf of the government. We have adopted a net basis of reporting for royalties and government share oil when we have no legal rights to the underlying reserves. As such, we are acting as an agent for the relevant governments or royalty holders when we sell the portion of oil and gas on their behalf.

Engineering Comments

Supplementary Information on Oil and Gas Producing Activities, page S-1

5.
We note that in your response number 24 of you letter dated November 10, 2006 you indicated that in the next three years you were planning on bringing on production of several large gas fields in China and Australia that would help to increase the gas production of your substantial undeveloped gas reserves. Although gas production has risen about 33% during that time, we also note that your percent of proved undeveloped gas reserves has increased from 51 % at the end of 2005 to 70% at the end of 2008. Please provide us with the following information concerning your proved undeveloped gas reserves:

•	tell us if all your proved undeveloped gas reserves have binding contracts to sell the gas;

Mr. Mark C. Shannon
Mr. James Giugliano

•	the year in which the gas reserves were first booked as proved reserves;

•	the anticipated schedule of development of your proved undeveloped gas reserves;

•	the estimated gas production volumes you expect to achieve in each of the next ten years from these undeveloped gas reserves.

The Company respectfully confirms with the Staff that the increase in proved undeveloped gas reserves from the end of 2005 to the end of 2008 was mainly due to: (1) new discoveries or new extensions in the South China Sea and Bohai Bay, China, in which the related reserves are near 400 bcf; (2) overseas acquisitions, mainly in Indonesia, in which the related reserves are over 600 bcf. With respect to the Staff’s specific questions, the Company respectfully provides the following additional information:

1.	All the proved undeveloped gas reserves have binding contracts to sell the gas.

2.	A summary table for the year in which the gas undeveloped reserves were first booked as proved reserves is included below.

Year First Booked as Proved Reserves of Total Proved Undeveloped Reserves (Natural Gas) as of December 31, 2008	Quantity (bcf)

2005 and before	2,515
After 2005	1,465
Total Proved Undeveloped Reserves (Natural Gas) as of December 31, 2008	3,980

The above proved undeveloped reserves are planned to be developed according to plans as mentioned in 3. below.

3.
Of the total proved undeveloped gas reserves as of the end of 2008 (3,980 bcf,), over 3,780 bcf (95%) are scheduled to be developed in the next five years, which comprise more than 20 fields; the remaining reserves are to be developed in the subsequent five-year period.

Based on the current development plans, the Company expects the estimated gas production volume will reach 90 bcf for 2009, and reach the range of 180 bcf to 280 bcf each year for the years from 2010 to 2018.

Mr. Mark C. Shannon
Mr. James Giugliano

In providing the above responses, and in respect to the SEC’s request, we hereby acknowledge that:

●	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *    *

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-10) 8452-1309 or email address yanghua@cnooc.com.cn or Show-Mao Chen of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5001 or email address show-mao.chen@davispolk.com. Thank you very much for your assistance.

Sincerely,

By:	/s/ Hua Yang
Name:	Hua Yang
Title:	Executive Director, President and Chief Financial Officer

Cc:	KC Yau, Ernst & Young
Alexander Mackintosh, Ernst & Young
Show-Mao Chen, Davis Polk & Wardwell LLP